Exhibit 14.1
Living the Our Ethical We are dedicated to the highest standards of ethical conduct, and dignity and respect in the workplace.

Throughout this document, the terms “Spirit” and “our Company” mean Spirit AeroSystems Holdings, Inc. and any corporation, limited liability company, partnership or other entity that it controls, directly or indirectly, through one or more intermediaries. The Code is subject to revision as laws and regulations, which may vary by country and/or location, change. Employees are encouraged to review the most up-to-date policies posted on the Spirit Business Writings website and the latest version of the Code on the Spirit Ethics website. Some locations may also have unique policies that can be found on our Company’s intranet sites.

Introduction from the CEO
Dear Colleagues,
Welcome to Living the Spirit Values — Our Code of Ethical Business Conduct (“Code”). At Spirit our mission is to create long-term value by providing industry-leading aerostructures and systems. We achieve this through our people, knowledge and technology, and by focusing on our core operating values:
»	Customer focused

»	Market driven

»	Performance excellence

»	Dignity and respect for all

»	Teamwork
We uphold the Code and recommit ourselves to it annually because, as a leading designer and builder of aircraft structures and components, we have serious obligations to our customers, employees, partners, and communities. We have a responsibility to:
»	Make reliable, high-quality products that our customers and the public will have confidence using;

»	Perform our job functions efficiently and effectively;

»	Use processes that are safe for Spirit employees and for our surrounding environment and communities; and

»	Comply with all rules and regulations governing our work and products.
The Code supports and helps articulate our core operating values and our commitment to personal responsibility and a values-driven culture. We are Spirit, and our performance and behavior is the measure by which our company will succeed. While the Code mainly provides guidelines for how we behave within the Company, its impact is very public. By living the Code, we protect Spirit’s reputation and shape every aspect of our collective success as a company, as well as our individual progress as Spirit employees. That’s why a quick glance through this document isn’t enough. We all need to read it thoroughly and keep a copy close by for reference.

“We are expected to follow not only the letter of the Code, but also its spirit.”
The Code is for all of us—employees, officers, directors, consultants and affiliates. I expect everyone to follow not only the letter of the Code, but also its spirit. Each of us must be personally accountable for doing what is right and for raising ethical concerns or questions. We should do so without fear of retaliation, as retaliatory acts are never tolerated at Spirit.
We often say that Spirit is a young company with a long legacy of excellence and commitment to outstanding quality and performance. I’m proud to have been a part of that legacy. As I travel around the world promoting our products and capabilities, I find myself promoting our team more than anything else. It is important that each of us continue to behave responsibly and ethically to uphold Spirit’s legacy. Knowing and following this Code will help us do so.
Thank you all for your continued efforts!
Jeff Turner
Chief Executive Officer

Focus on... Ethical Business Conduct
At Spirit, we design and build innovative aerostructures and supporting systems. We uphold the highest ethical standards and adhere to all relevant laws and regulations. Each of us is able to reach these goals by being familiar with and following the Code.
Each of us represents Spirit wherever we operate. We are the face of Spirit in the communities where we live and work. The Code applies to everyone doing Spirit business, including all employees, officers, directors and affiliates. Spirit has made a commitment to only doing business with suppliers, contractors, consultants and other business partners who share our high standards of ethical business conduct.
We are all expected to read and understand the Code and to follow it in all of our business activities. The Code is designed to be a useful tool. You can access the Code online at the Ethics Link located on Spirit’s internal and external websites. It provides information, support and resources to help ensure that we act ethically and in compliance with the laws that affect our business. Because there are far too many laws, regulations and situations to cover in one document, the Code instead shows us key expected behaviors. It is your responsibility to learn about any additional requirements that apply to your job. To do so, consult our Business Writings website, your manager, your local Human Resources office, or the Ethics Office for the policies and procedures referenced throughout the Code.
We will certify to our compliance with the Code at least once a year.
Reporting Concerns and Seeking Guidance
When you have questions or doubts, or need help identifying potential risks when doing your job, review the Code and the resources it references. If you still have questions, you are encouraged to voice your concerns. If you know of or suspect any violations of the Code, Company policy or the law, you owe it to Spirit and your colleagues to raise your concerns.
Your supervisor will often be in the best position to help you. However, if you are not comfortable speaking with your supervisor, you should feel free to contact other members of management or your local Human Resources office. You may also make direct contact by calling the Corporate Ethics Office in Wichita, KS at 316-526-3133 (in the United States) or by writing to:
Spirit AeroSystems
PO Box 780008
MC K11-70
Wichita, KS 67278-0008 USA
Our automated ethics reporting system is provided by EthicsPoint©. Questions and reports can be made to EthicsPoint by accessing the online portal or calling the toll-free telephone at 1-888-577-9490 (in the United States), 08-000328483 (in the United Kingdom) and 1-800-80-8641 (in Malaysia). Additional toll-free international telephone numbers are located on the EthicsPoint portal. EthicsPoint is staffed 24 hours a day, 7 days a week. You have the option to file your report anonymously. Please remember that the more information you give, the better Spirit can properly investigate your report. When you make a report, you will receive a report number and personal identification number so that you may call back or access the website to receive updates or provide more information.
Spirit takes every report it receives seriously, and tries to review and resolve each issue quickly. Our Company will maintain your confidentiality to the fullest extent possible.
Q:	I accidentally damaged a fuselage and I’m afraid that its repair might cost our Company a lot of money. I know I need to report the situation, but I’m afraid I’ll be fired. What should I do?

A:	The Code requires that you report the damage to your supervisor or anyone listed in this section. Doing so will likely save our Company money in the long run and protect Spirit’s reputation. Failure to report a mistake could lead to more severe disciplinary actions than the reporting of an honest mistake. Our name is much more valuable than any amount of repair costs.

Non-Retaliation Policy
You should feel free to raise a concern in good faith without fear of retaliation. Our Company will not tolerate retaliation against any of us for raising a concern, asking a question or participating in an investigation in good faith. “Good faith” means that you believe the information you provide is true, and you have given all of the information you have.
Personal Accountability
Personal accountability means we must follow the Code in action, word and deed. Spirit is committed to doing what is right, and each of us is responsible for upholding this commitment. If we fail to follow the Code and the policies that apply to our job, we put our coworkers, our Company and ourselves at risk. Violating the Code subjects us to disciplinary action, up to and including termination of employment. Individuals involved will also be subject to potential criminal or civil liability.
As employees of Spirit we each have ethical obligations to diligently complete our work assignments while meeting or exceeding our quality goals.
If you are a manager, you must do more than simply follow the Code. You must also set an example through your words and actions. You should make it as easy as possible for employees to raise questions and report ethical concerns. Managers who know

(or should have known) about misconduct and fail to report or otherwise respond to it will be subject to disciplinary action, up to and including termination.
Focus on... Our Fellow Employees
Respecting Each Other
We all have the right to work in a diverse and respectful environment. Such a workplace helps ensure Spirit’s success by bringing out the best in all of us. To support a diverse workforce, we must each do our part to attract, develop and retain the best, most qualified people available. We do so in part by treating each other with dignity and respect at all times. In addition, we work to ensure that we each receive the same opportunities for success within our Company. We will not tolerate any inappropriate or illegal discrimination or harassment.
While recognizing that we should all be held accountable for performance excellence, we must also work to prevent all types of physical, sexual or psychological harassment. In general, “harassment” is any form of unwelcome behavior toward another person that has the purpose or effect of creating an intimidating, hostile or offensive work environment. Such conduct may include:
»	Unwanted sexual attention of a persistent or offensive nature;

»	Threats, derogatory comments, slurs or name calling;

»	Display of offensive or derogatory posters, pictures, cartoons, drawings or gestures; and

»	Assault, unwanted touching, bullying or intimidation.
If you feel that you or someone else is being harassed or discriminated against, contact your supervisor, Human Resources or any other resource listed in “Reporting Concerns and Seeking Guidance.” You will not face retaliation for making a good faith report or providing information about actual or potential discrimination or harassment.
For more information, please see our Equal Employment Opportunity Policy.

Q	One of my coworkers often insults my ethnicity under his breath and tells other employees that I’m not qualified to do my work. He recently refused to provide me work-related information I had requested, claiming that it was too “high-tech” for me to understand.

How should I handle this situation?

A	Harassment can come in many forms, including derogatory remarks. If your coworker is intentionally and repeatedly offending you, and if you are unable to resolve the matter by directly confronting your coworker, then you should report the situation. Harassing behavior violates the Code and goes against our commitment to treat each other with dignity and respect. This conduct will never be allowed at Spirit.

Q	Lately, my supervisor has been making me feel nervous and uncomfortable. He often asks me out for drinks and comments on my appearance when no one else is around. I’ve turned down all of his offers and have asked him to stop making these comments, but his behavior hasn’t changed one bit. What should I do to fix this situation?

A	Because you’ve made it clear to your supervisor that his behavior is unwelcome and is making you feel uncomfortable, this may be sexual harassment. You should report his conduct right away. Please remember that you won’t face any retaliation for making a good faith report.

Retaliation is a violation of the Code and will not be tolerated.

Ensuring a Safe, Secure and Healthy Workplace
At Spirit, employee safety is a top priority. This means we should not do any job or work-related duty without regard to safety. To ensure a safe and healthy workplace, we must follow all applicable safety practices and procedures in place at all of our locations. We must also comply with all applicable laws and regulations relating to workplace health and safety. If you ever believe a situation is or could become unsafe, inform your manager immediately.
For more information, see our Environment, Health and Safety Policy.
Q:	I’ve just been promoted to a new position in the manufacturing facility where I work. My supervisor has asked me to start immediately, even though I haven’t received training on the specialized machinery I’ll be using. I understand the basics, and I’m sure I’ll pick it up quickly. Can I start using this equipment before I receive training?

A:	No. Proper training is critical to our commitment to prevent accidents and work-related injuries. You shouldn’t perform work with any equipment that you haven’t been trained to use. Instead, inform your supervisor that you haven’t received proper training yet.
Violence in the Workplace
We have a right to feel safe at our place of work at all times. For this reason, Spirit will not tolerate acts or threats of violence in our workplace. If you ever feel threatened, report the situation to Security, management or Human Resources immediately. If you ever fear immediate danger for yourself or someone else in our workplace, contact Security or, if Security is not available, contact the local authorities at once.

Drug and Alcohol-Free Workplace
To do our jobs safely and efficiently, we each must report to work free from the influence of any substance that could impair or impede our work performance, or that could create an unsafe working environment. The use, possession, purchase or sale of illegal drugs is not permitted while we are on Company premises, on Company time or using Company equipment. Please note that, for purposes of this policy, “illegal drugs” include misused prescription drugs.
Consuming alcohol or being under its influence, as defined by company policy, during Company time, on Company premises or in Company vehicles is prohibited. In limited circumstances, we may consume alcohol in moderation at Company-sponsored events or approved business functions. In these situations, we must use good judgment and avoid drinking to excess.
Remember, Spirit always reserves the right to conduct drug and alcohol testing in accordance with applicable laws and regulations.

Personal Employee Information
Our coworkers, as well as Spirit job applicants, often trust us with their personal information. Access to and use of Company personnel records is restricted to those of us who are authorized and have a valid business need to know the information they contain. It is critical that we respect the confidentiality of all personal employee data and never disclose it to any party, whether inside or outside Spirit, who does not have a business need to know it. In addition, be sure to follow all security procedures relating to safeguarding personnel records.
Q:	One of my coworkers frequently comes back from lunch slurring her words and smelling of liquor. She performs most of her work duties normally, but sometimes staggers when she walks and needs help running her equipment. She’s a nice person, and I don’t want to get her in trouble. What should I do?

A:	You should raise your concerns with management or Human Resources. If your coworker is working under the influence of drugs or alcohol, she is endangering everyone around her and our customers. Our Company will not allow this kind of conduct.

Focus on... Our Customers and Business Partners
Ensuring the Quality of Our Products and Services
We are customer-focused in all that we do, and performance excellence is our ultimate measure of success. We produce aerostructures and supporting systems that are installed in aircraft around the globe, and the quality and efficiency of our products and services determines the safety of aircraft passengers worldwide. To achieve the highest standards of safety for our customers, we must all focus on quality at every stage.
We have built our Company’s reputation by setting the standard in quality. To achieve high performance and maintain our reputation for quality, we must all comply with quality control standards and follow contract specifications at all times. Make sure to familiarize yourself with the standards and specifications that apply to the projects you work on, whether they involve machinery, information systems, engineering or any job function. Raise any quality or safety issues you spot with your manager immediately.
We further guarantee quality products and services to our customers through proper supply chain due diligence, monitoring and enforcement. We firmly hold our suppliers accountable for assuring the quality of the goods and services they provide us. If you have reason to believe that a supplier has failed to provide quality products and/or services, contact your manager immediately.
Doing Business Fairly
Fair Dealing
We aim to maintain relationships of mutual trust and respect with all of our business partners. Our partners provide us goods and services, and create, adapt and apply technology to contribute to our success. In turn, we conduct business with integrity, and never participate in unfair business practices. This means, in part, that we never engage in any deceptive advertising or marketing activities.
We also must be particularly careful to never engage in commercial bribery. This means we may not pay a bribe, gratuity or kickback to an actual or potential customer, supplier or other business partner. This includes indirect payments to agents of these third parties and members of their families. If any of these individuals or groups requests such a payment, contact the Ethics Office immediately. Remember, Spirit will not accept any business that can only be retained or obtained through improper or illegal payments.

We are each responsible for meeting customer needs through high quality work

Competition Laws
The United States and many other nations have enacted competition (or “antitrust”) laws designed to ensure that the marketplace provides equal opportunities for all businesses looking to compete. These laws typically prohibit agreements or actions among competitors and business partners that might restrain trade or reduce competition. In complying with these laws, we compete fairly on the basis of our quality goods and services, and in accordance with the highest ethical standards.
The following guidelines will help us recognize situations that can lead to potential violations of competition laws:
»	Dealing with competitors. We may not engage in price fixing, bid rigging, market allocation, predatory pricing, or customer or supplier boycotts. It is crucial to avoid even the appearance of an agreement, whether formal or informal, to engage in any prohibited activity with a competitor. The safest rule for everyday business situations is to never discuss prices, costs or Spirit proprietary information or customers with a competitor.
»	Participating in industry associations. Competition laws can even apply to casual information exchanges, so we must avoid situations in which there is discussion of future pricing, competitive initiatives and other information that might appear to restrain trade. Be particularly cautious of any proposed association activity that could have an effect on competition, such as the development of product standards or an industry code or practice.
»	Dealing with customers. We must never make disparaging remarks about or misrepresent competitors or their products or services when interacting with actual or potential Spirit customers. Price discrimination or “tying,” which means providing one product to a customer only if they buy a second as well, can also violate competition laws.
»	Collecting competitive information. We must collect information about our competitors’ activities in accordance with the law. It is appropriate for our Company to keep up with competitive developments and to review public information about our competitors. However, we cannot attempt to illegally acquire a competitor’s proprietary or confidential information, including information about facilities, manufacturing capacity, technical developments, bids or customers.

Because violations can result in severe penalties for our Company, as well as fines and imprisonment for the individuals involved, it is not enough to merely avoid taking specific actions that violate competition laws. Instead, you must avoid any activity that even gives the appearance of taking actions or making agreements that restrict competition.
Complying with the Special Security Agreement
Our business relationship with Onex offers us substantial benefits, and our work for U.S. Government Agencies brings extra responsibilities. All personnel must understand the requirements for interacting with Onex and companies owned or controlled by Onex (Affiliates). Be sure to familiarize yourself with our Special Security Agreement and related procedures. If you have any questions, contact Security and/or Import/Export before engaging in any activities involving Onex or their Affiliates.
Conducting International Business
The FCPA and Other Anti-Bribery Laws
Our Company’s reputation rests on the quality of our goods and services, and the productivity and capability of our workforce. Improper, unethical or questionable business practices harm our reputation. We abide by all international and local laws and regulations that forbid bribery of foreign officials and others, including the U.S. Foreign Corrupt Practices Act (FCPA).
We may not offer or pay bribes, kickbacks or other similar payments to any person, organization or foreign government official to secure improper advantages for our business. Keep in mind that, because Spirit is a U.S. company, a “foreign” government official for purposes of anti-corruption compliance may be a local government official to you. The term also includes members of political parties and employees of state-owned companies or companies in which the local government holds a significant stake. If you have any questions about whether the person you are dealing with would be considered a foreign government official, ask the Ethics Office immediately.
Keep in mind that “bribes” can mean anything of value given to someone with the intent of obtaining favorable treatment from that person. They also include indirect payments or gifts to a third party, such as a consultant, contractor, partner, agent or supplier, who in turn is likely to offer a bribe. A “kickback” refers to a return of a sum already paid or due to be paid as a reward for making or helping to arrange a business transaction.
Our Company discourages facilitating or “grease” payments. These are payments made to help ensure that public officials perform non-discretionary tasks that are part of their normal job function, such as processing visas and issuing export or import licenses. While these payments are permissible under Company policy, proper authorization is required and we must be careful when offering them outside the United States.

Such payments may be viewed and treated as bribes in certain locations. We must ensure that all facilitating payments are reviewed and approved in accordance with Company policy and local procedures, and properly recorded on our Company’s books.
If someone asks you to make an improper payment or account for a transaction in an incorrect manner, or if you suspect that a transaction may involve an improper payment, report it promptly to the Ethics Office. Because anti-corruption rules can be complex, contact the Ethics Office before offering even the smallest courtesies to any government employees.

Q:	At times, it’s tough to meet Spirit’s high ethical standards and maintain our competitive standing. I will likely lose a big contract if I don’t pay a local official a bribe. Does Spirit really want me to forego the business?

A:	Yes. Our Company would much rather lose business if gaining this business requires bribery or other improper means. No contract is worth violating the law or our high standards of business ethics. The potential long-term damage to Spirit’s reputation and credibility more than offsets the short-term gain of winning the contract.
Trade Controls
Every day, Spirit supplies aerostructures and supporting systems to companies around the globe. Our global focus requires those of us involved in export and import activities to know and comply with the laws governing international trade.
An “export” is defined as the transfer of goods, services, software, technical data or technology to a foreign person, entity or destination, whether the transfer is to a person inside or outside the United States. Export activity is strictly regulated and may at times be prohibited, depending on the item being sent and its destination.
“Import” activity, or bringing the products we purchase from third parties across country borders, is also frequently subject to various laws and regulations. In particular, it may require the payment of duties and taxes, as well as the filing of documentation.

For certain countries, known as “sanctioned countries,” the U.S. government has enacted a particular or complete ban on any import or export activities. Although not a complete listing, trade control bans and restrictions govern the following:
»	Exports or re-exports to a sanctioned country

»	Imports or dealings with property originating from a sanctioned country

»	Assisting another company or person doing business with or in a sanctioned country

»	Financial transactions resulting from travel to, within or from a sanctioned country

»	New investments and other dealings in a sanctioned country or with designated individuals

»	Transfer of restricted software, technical data or technology via email, download, service work, meetings or visits to Spirit facilities

»	Export of articles or services designed or adaptable for military application

The list of prohibited countries and restrictions is subject to frequent change. Violating trade control laws and regulations can result in serious penalties, including fines, revocation of exporting privileges and imprisonment. If your work involves the sale or shipment of products, technologies or services to foreign consumers, make sure you keep up to date with the rules that apply to your work and our procedure for Compliance with United States Export Regulations. Following your review, if you have questions, seek guidance from Import/Export Administration before engaging in the activity.

Q:	While discussing a contract with my customer, I learn that the products we are exporting to the customer will eventually be shipped to Iran. Is this acceptable?

A:	No. You cannot bypass export regulations by shipping goods through another country. This is called “re-exporting,” or transferring exported products from the original foreign recipient to another foreign recipient. If you know about this transfer and don’t attempt to prevent it, you may be held liable. Contact the Import/Export Administration if you have questions regarding export laws and regulations.

Anti-Boycott Laws
U.S. law prohibits companies from complying with boycotts that are not sanctioned by the United States, such as the Arab League boycott of Israel. Requests for boycott cooperation may be oral or written, and often appear in bid or proposal materials from countries that support a boycott. Often, these requests are not obvious. Even letters of credit and shipping instructions may contain such requests. We are required by law to report requests to participate in an unsanctioned boycott or for information supportive of an unsanctioned boycott, even when we decline the request. If you receive a request to participate in a prohibited trade practice, you must immediately contact the Ethics Office. Please note that merely ignoring a request is not sufficient and is often viewed as an agreement to that request.
International Labor Laws
     As good corporate citizens, we uphold human rights in the communities where we live and work. This means we comply with all applicable employment and labor laws in place in the locations where our Company conducts business, including those that regulate working hours, workers’ rights, and wages and benefits. If you know or suspect that one of our business partners is violating human rights or labor laws, report this immediately to the Ethics Office.
Protecting Third-Party Intellectual Property and Information
Our customers, many of whom are in direct competition with each other, place their confidential information in our trust. We have a duty to reaffirm that trust by safeguarding our customers’ sensitive and proprietary information and intellectual property (IP) as diligently as we do our own. “IP” includes patents, trademarks, copyrights, trade secrets and other proprietary information and expertise. We must carefully follow all applicable security measures and follow the IP protection plans set forth for each customer. We must meet all contractual and legal requirements regarding the separation and protection of customer proprietary information and IP.
We must also protect third-party proprietary information and never disclose it to anyone, whether inside or outside Spirit, who does not have a business need to know it. In addition, we have a duty to safeguard the IP of our other business partners and to respect all other valid third-party IP rights. This means we must be cautious to never reproduce or use such property, software or other technology except as permitted by an applicable license agreement or by law. Unauthorized use of third-party IP may expose our Company to civil lawsuits and damages.

Q:	A supervisor from another Spirit team has contacted me for information about one of our customers. I happen to know that her team deals mainly with this customer’s largest competitor. I’m not sure I should reveal the requested information to her, even though she works for Spirit. What should I do?

A:	Check the IP protection plans for both customers’ contracts. Keeping customer proprietary information properly separated and protected is critical, and should be one of your main concerns at all times. If you still have questions after consulting the plan, please contact your manager or the Ethics Office.

Serving Our Government Customers
Spirit’s relationships with various U.S. government agencies are key to our success. Those of us who negotiate, manage or fulfill Spirit’s contracts with these government agencies must understand and follow all applicable laws, regulations and Company policies that govern our interactions with government customers, including all security procedures. These regulations are very strict, and it is our responsibility to know and fully comply with their requirements.
If you have any questions about any government contract or subcontract, contact the Law Department before taking any action. Please note that violations of applicable laws and regulations can result in serious consequences for both the individuals involved and our Company, including substantial fines, civil and criminal charges and penalties, and loss of future government business.
Contract Bid and Negotiation Laws and Regulations
The Federal Acquisition Regulations (FAR) and various other laws establish a number of procedures for bidding, negotiating and contracting with U.S. government agencies. These laws have strict requirements, some of which are outlined below.
In following these laws, we must make sure that we:
»	Make only accurate and complete representations to our government customers;
»	Never obtain or use sensitive procurement information about the selection process or competitor bids that would give our Company an unfair competitive advantage;
»	Use only accurate and complete figures as the basis for pricing on bids for government contracts; and
»	Fully disclose all cost and pricing data during the contract proposal and negotiation phase.

We must be careful when interacting with government employees when dealing with issues outside of proposed government contracts. We must use caution before establishing any business relationship with companies owned by government employees. In addition, we may not discuss employment with or offer a job to a government employee (or his or her relative) who is involved in awarding or administering contracts with our Company. Finally, be careful to never engage a third party who claims to have illegal or improper influence with government employees or who you believe may exert illegal or improper influence to win a government contract.

Q:	I just found out that our supplier has reduced its prices. The prices quoted in a pending government contract are no longer accurate. Do I have a responsibility to tell the government customer?

A:	Yes. The U.S. Truth in Negotiations Act (TINA) requires government contractors to disclose all cost and pricing data while negotiating a contract. It is important to keep accurate, detailed and up-to-date records of cost and pricing information for this reason. You should notify the Law Department of this issue before contacting the government customer or making any changes to the contract.
The Anti-Kickback Act
Under no circumstances may we ever give gifts or favors, or provide any kind of kickbacks, to induce an actual or potential government customer to purchase services from Spirit. Similarly, we cannot solicit or accept a kickback. If you have further questions about kickbacks or bribes, reference the “FCPA and Other Anti-Bribery Laws” section of this Code, or contact the Ethics Office.

Government Contract Fulfillment Laws and Regulations
When we are working on a government contract, special rules and regulations apply. As a guiding principle, we must always be truthful and accurate when dealing with government employees and agencies. In particular, we must to the best of our ability:
»	Ensure that our facility’s reports, certifications and statements to the government are current, accurate and complete;

»	Follow all contract terms and obtain authorization before deviating from contract specifications;

»	Submit accurate cost and pricing data;

»	Never dispose of records or evidence relating to a government contract before the required retention period has ended; and

»	Never use government property, equipment or supplies for purposes other than those stated in the contract.

In addition, when working on government contracts, we must follow certain restrictions that may govern our entertainment, recruiting, hiring and certification practices. For instance, we may not negotiate employment with a government employee (or his or her relative) who is involved in administering Spirit’s government contracts. If you are part of a team working on a government contract, be sure you understand the rules and regulations that apply to you.

Q:	A project I’m working on has fallen behind schedule because of its many testing requirements. The tests seem repetitive and skipping a few isn’t likely to affect the quality of the final product. Is it okay if I conduct only those tests that I think are absolutely necessary? This will save Spirit time and money.

A:	No. You must conduct all tests required by the government contract and accurately record all results. Failure to follow proper testing procedures set forth in a contract can result in injury to other persons and property. It can also lead to expensive fines and can prevent future contracts, so stopping tests won’t save us time or money in the long run.
Classified Government Information
If our work involves the U.S. government, we may be trusted with classified information. We must protect this information at all times, and may only disclose it to individuals who have a business need to know and have the appropriate government clearance. If your work requires you to maintain a security clearance and you are allowed access to classified information, be sure to familiarize yourself with the National Industrial Security Program Operating Manual (NISPOM) and diligently follow our security measures.

Focus on... Our Shareholders
Keeping Accurate Records
The integrity and transparency of our financial records is crucial to Spirit’s operations and to maintaining the confidence and trust of our customers, shareholders and other key stakeholders. Our shareholders rely on us to make sure that our Company’s records and financial statements provide an honest picture of Spirit’s transactions and financial condition.
To ensure accurate and honest financial reporting, we must record, classify and summarize all transactions in accordance with Spirit’s internal control procedures, which comply with generally accepted accounting principles (GAAP) and applicable laws and regulations. We must never create, or encourage others to create, records that are intended to mislead or conceal improper activity. Such conduct violates Company policy and possibly the law.
We have a responsibility to provide accurate and truthful financial information in any and all reports and records, including timekeeping records, expense reports, business records and financial statements. Financial and accounting officers and personnel have a special duty to ensure the full, fair, accurate, timely and understandable disclosure of Spirit’s financial results and condition. If you are unsure how to properly record a transaction, contact your manager or the Ethics Office.
We must provide all information and/or records requested by management or external or internal investigators. This means we may not hide, alter or destroy any information and/or records covered by such requests. When speaking with internal or external investigators, you may never make untrue or misleading statements, or encourage anyone else to do so. If you are contacted directly about an external investigation, be sure to immediately notify and coordinate with the Law Department before responding to external requests.

Maintaining accurate financial records ensures shareholder confidence.

Records Retention
We must follow applicable records retention guidelines at all times. Our Company has adopted guidelines—including Records and Information Management (RIM) procedures, instructions and records retention schedules—to assist us in knowing when documents should be stored or destroyed. If there is no legal or business reason to preserve a document, dispose of it in accordance with the records management procedures at your site. You must identify and manage all records you create and use in accordance with these guidelines.
If a manager or the Law Department directs you to preserve or retain certain documents, whether for a government investigation or otherwise, follow those instructions carefully.

Q:	One of my coworkers often comes to work late or leaves early, but records a full day. The other day, I asked him about it. He shrugged and told me to worry about my own timecard. I don’t want to get him in trouble, but feel like this might be a Code violation. What should I do?

A:	You should report this conduct because timekeeping fraud and failure to perform work is a Code violation that could result in disciplinary action, up to and including termination. Employees are responsible for accurately and diligently recording their time. Our Company uses timekeeping data to generate valuable financial and strategic information. Failing to report time honestly and accurately not only means that our Company can’t rely on this information for planning, but also means that the records Spirit files publicly may be false. Employees may be directed by management to clock in/out as well as labor clocking. If you have any questions about maintaining or submitting records of any sort, please speak with your manager, Human Resources or the Ethics Office.
Avoiding Conflicts of Interest
A conflict of interest arises when our personal interests interfere, or appear to interfere, with our ability to perform our jobs effectively and without bias. We must avoid any interest, investment or association in which a conflict of interest might arise. If you are, or believe you might be, involved in a conflict of interest, disclose it promptly by contacting the Ethics Office or by filling out the Conflict of Interest Review form. The form is available on the Ethics homepage at http://ethics.web.spiritaero.com. If you have any questions involving a potential conflict of interest, please consult management or the Ethics Office.
The following sections describe situations that may create conflicts of interest. Remember, the important thing is to avoid even the appearance of bias.

Gifts and Entertainment
We may provide appropriate business gifts and entertainment to build good working relationships with our suppliers and customers. However, good judgment, discretion and moderation should always serve as our guide. Giving business courtesies is not appropriate if doing so makes us appear biased or as if we are attempting to influence a business decision.
“Gifts” commonly include items of value, goods and services, as well as meals or entertainment. You may give and accept gifts that meet all of the following criteria:
»	Limited in value

»	Will not be viewed as a bribe or payoff

»	Consistent with generally accepted business practices and ethical standards

»	Will promote successful working relationships and goodwill

»	Would not reflect negatively on our Company if disclosed to the public

»	Not cash or cash equivalents (including gift certificates and vouchers)
“Entertainment” includes events that both you and your guests attend, such as meals, sporting events or concerts. You may offer entertainment when it meets all of the following criteria:
»	Hosted in a setting that is appropriate for a business

»	Reasonable

»	Unsolicited
We may never solicit gifts or entertainment from anyone, for any reason. The key thing to consider is whether a gift or entertainment would be perceived as an attempt to influence business decisions or to gain unfair business advantage.
It is important to note that there are additional guidelines that govern the exchange of gifts and entertainment with government employees. Please see the “Anti-Bribery Laws” and “Serving Our Government Customers” sections of the Code for more information.

Q:	I’d like to send a customer a New Year’s gift basket to show Spirit’s appreciation for their continued business. The basket is valued at U.S. $100. Is this an appropriate gift?

A:	Yes. As long as your customer is not in any way employed by the government, this gift is appropriate because it’s unsolicited and nominal in value. Since you are thanking the customer for past business and fostering a good working relationship, the basket will not impair, or appear to impair, your customer’s ability to make fair, impartial decisions. If, on the other hand, you were to receive a gift basket valued at U.S. $100, you should share its contents with your work group rather than keep it for yourself.
Business Relationships with Relatives and Friends
Business relationships with relatives (including anyone related to you by blood or marriage, and anyone who lives with you or is financially dependent upon you) and close friends can result in conflicts of interest, or the appearance of such conflicts. For this reason, you should never be involved with or attempt to influence the bidding, negotiating or contracting process between our Company and yourself, a relative or a close friend. This rule applies even in indirect situations where you, your relative or close friend owns or works on behalf of another company with which Spirit does or is considering doing business. If you find yourself in such a situation, remove yourself from the selection process and disclose the situation immediately.

Employee Relationships
     To ensure that everyone is treated fairly at Spirit, and to avoid the appearance of favoritism or improper influence, no one should be put in a position of supervising or managing a relative. In addition, we may not audit, approve or evaluate the work product of a relative, nor may we work within the chain of command of an executive who is a relative. If you have such a relationship or wish to request an exception to these rules, please contact Human Resources or the Ethics Office.
Outside Employment
We must be careful when taking outside employment, as such activity can interfere with our assigned duties, work schedules and job performance at Spirit. If you engage in self-employment or other outside employment in areas similar to those in which Spirit is involved, you must fully disclose these activities to the Ethics Office through the conflict of interest process described above. Of course, you should never use Company facilities, equipment or other property in the pursuit of such activities.
In addition, working for a Spirit competitor, supplier or business partner presents a potential conflict of interest. If you are in such a position, disclose the situation promptly.

Q:	I’d like to pursue a seasonal part-time job to earn extra money during the holidays. Is this okay?

A:	Yes, so long as the second job is not with a Spirit competitor, supplier or business partner. You must also remember that your first responsibility is to our Company, so the second job must not interfere with your ability to fulfill your job duties for Spirit.

Investments in Suppliers, Business Partners and Competitors
Having a financial interest in any Spirit supplier, customer or competitor can create a conflict of interest if you are overseeing any contracts, processes, products or business decisions affecting that company. For purposes of the Code, a financial interest is defined as five percent or more of the outstanding stock of a publicly-traded company or of the ownership in a privately-held company.
Corporate Opportunities
During our employment with Spirit, we may learn about interesting business opportunities. These opportunities belong first and foremost to our Company. We may only take advantage of these opportunities after our Company has been informed of the opportunity, has had a chance to evaluate it, and has decided not to act on it.
Safeguarding Company Assets and Information
The assets of our Company—including physical assets, information, technology, intellectual property and our reputation—are crucial to our success. We must all work to prevent Spirit’s assets from being stolen, damaged or destroyed.
Physical Assets
It is our responsibility to safeguard all of Spirit’s physical assets from harm, loss or misuse. We should only use them for appropriate and authorized business purposes. Physical assets include funds, equipment, materials, systems, data, supplies and services. We must treat all goods entrusted to us with the greatest possible care.
Spirit Information and Intellectual Property
None of us may ever disclose confidential or proprietary information about our Company to anyone inside or outside our Company, except when specifically authorized to do so and only on a need-to-know basis. If you have access to such information or data, do not communicate it to anyone unless you are required to do so by law or have received specific authorization.
Each of us has a responsibility to take steps to protect Spirit’s IP and preserve its rights over such property. We must work to establish, protect, maintain and defend our Company’s rights in all IP, and strive to use those rights in responsible ways.

Proper Use of Technology
Computers and electronic information are essential tools that support our business. We all must ensure that we use technology with our values in mind. Our Acceptable Use Policy sets forth guidelines to show us how to achieve these goals.
     Although Spirit allows limited personal use of Company resources, we are expected to use good judgment. We may not use these technologies to communicate illegal or obscene information; post religious or political messages; communicate inappropriate or sexually explicit jokes or offensive statements; conduct business for another company; or send unauthorized solicitations. As a rule, do not use Spirit technology in any manner that could embarrass you or harm Spirit’s reputation.
     Compose email, instant messages and text messages with the same care you take in composing any other Company document. Electronic messages, both personal and business, are lasting and recoverable written records and can easily be copied and forwarded worldwide without your knowledge or consent.
You should not expect privacy when using email or the Internet. Our Company reserves the right to monitor email and Internet access to ensure they are used responsibly and professionally. Spirit reserves the right to block offensive, illegal and non-business related sites and to intercept the entire content of any messages or files transmitted or stored in its system, including information that has been deleted by users. Monitoring activities, when undertaken, will comply with all local laws and regulations.
For more information, see our Information Technology Policy.

Spirit’s Name and Reputation
In order to protect our Company’s reputation, we must speak to the press, analysts, investors and other outside parties with one voice. That means that only authorized individuals may speak on behalf of Spirit. If you receive a request from the media, forward it promptly to Corporate Communications. If you receive a request from an analyst, forward it promptly to Investor Relations. All inquiries related to a pending or threatened legal matter should be coordinated with the Law Department. Violations of this policy could result in severe disciplinary action, up to and including termination.
Using Inside Information Properly
In the normal course of doing business for Spirit, we may receive information about our Company, customers or business partners that is not available to the general public. We must avoid trading in the shares of Spirit or any of our business partners based on inside information. “Inside” information includes any nonpublic information about a company that a reasonable investor is likely to consider important in making an investment decision regarding that company. For example, inside information could include confidential information about a pending merger, acquisition or other transaction; a substantial contract award or termination; a major lawsuit; a significant technology breakthrough or failure; the gain or loss of a significant customer or supplier; or the filing of a bankruptcy petition.
In addition, we must be particularly cautious to not disclose inside information to anyone who does not have a business need to know it, including friends and relatives. “Tipping,” or providing insider information to another person and therefore enabling that person to buy or sell securities of a company based on inside information, is also a serious violation of securities laws.
Insider trading regulations are complex, and consequences of violations are severe. Remember, trades will always be viewed from the benefit of hindsight. If you have any questions, consult our Insider Trading Policy or contact the Law Department.

Focus on... Our Communities
Caring for Our Environment
Our Company is committed not only to complying with applicable environmental statutes and regulations in all countries where we operate, but also to continuously improving our environmental performance in all of our operations. We believe we have a duty to minimize the impact our operations have on the environment by using risk-management strategies based on valid data and sound science. For example, we are continuously working to reduce or eliminate hazardous wastes and emissions from our manufacturing processes.
Wherever practicable, we attempt to enhance the quality of the environment in areas where we operate. We promote sustainability in all of our business activities, and are actively engaged in reclamation projects.
For additional information, please see our Environment, Health and Safety Policy.

Q:	I’m working with a contractor on one of Spirit’s reclamation projects. Some of the contractor’s workers hint that the contractor’s project strategies aren’t consistent with environmental requirements. Does this matter? After all, our Company isn’t doing the work and they’re probably saving us money by cutting corners.

A:	Yes, it matters. Ignoring any illegal or unethical acts is never the right thing to do. In addition, what the contractor is doing might expose Spirit to legal liabilities. Report the situation to anyone listed in “Reporting Concerns and Seeking Guidance” immediately.
Participating in Charitable and Political Activities
Spirit AeroSystems is committed to the communities where our employees work and live. We value the power of partnerships and will support projects that bring communities together to solve local problems and enhance their quality of life.

We support projects that bring communities together.

The right to participate in the political process and to engage in political activities is a personal choice that Spirit supports and respects. However, when engaging in personal civic and political affairs, we must make it clear that our views and actions are our own, and not those of our Company. We may not use Company resources or work time to support political parties, causes or candidates, or to promote our political views.
Corporate political activity is strictly regulated. For that reason, Spirit’s name must not be used to endorse any candidate. All political contributions made by our Company must be made to support candidates and activities aligned with our Company’s positions on issues of importance to its business. The Vice President of Corporate Communications & Public Affairs must approve in advance any corporate political activity, such as supporting a position on referenda or ballot issues, as well as visits to Spirit facilities by political candidates.

Q:	Recently, a State Representative came to speak at our facility. I thought our Company couldn’t endorse any political candidates. I personally dislike this politician and am upset that she was even on Company premises. What can I do about this?

A:	Actually, under certain circumstances politicians may visit Company premises, as long as the event is coordinated with the Vice President of Corporate Communications & Public Affairs. While our Company can’t use its name to endorse a candidate, Spirit’s name may be used to support a candidate’s position that promotes the interests of our Company. If you have questions or concerns about corporate or personal political activities, please speak with your supervisor or anyone listed in “Reporting Concerns and Seeking Guidance.”

Waivers of the Code
Waivers of certain provisions of this Code by our Company may be deemed appropriate in rare circumstances. If you believe that a waiver may be appropriate, discuss the matter with the Ethics Office.
Waivers for directors and executive officers of Spirit may be made only by the Board of Directors or a committee of the Board. Waivers will be disclosed as required by regulation or law.
The Spirit Board of Directors

© 2009 Spirit AeroSystems
F09-02463 04/10